

SE 17017002

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CommunityAmerica Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9777 Ridge Drive, Suite 360
(No. and Street)

Lenexa	Kansas	66219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Haggerty (913) 905-8116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

227 W First St, Suite 700	Duluth	MN	55802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LL DO

RMS

OATH OR AFFIRMATION

I, Michael Haggerty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CommunityAmerica Financial Solutions, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


MEGAN T. ADAMSON
NOTARY PUBLIC
STATE OF KANSAS
MY APPOINTMENT EXPIRES
06/02/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CommunityAmerica Financial Solutions, LLC

Financial Statement

Year Ended December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

CommunityAmerica Financial Solutions, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statement of Financial Condition	4
Notes to Financial Statements	5 - 8



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
CommunityAmerica Financial Solutions, LLC
Lenexa, Kansas

We have audited the accompanying statement of financial condition of CommunityAmerica Financial Solutions, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CommunityAmerica Financial Solutions, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

RSM US LLP

Duluth, Minnesota
February 28, 2017

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

CommunityAmerica Financial Solutions, LLC

Statement of Financial Condition

December 31, 2016

ASSETS

Cash & cash equivalents	$	2,045,605
Receivables:		
Commissions		281,280
Advisory fees		167,361
Other		35,380
Total receivables		484,021
Notes receivable		200,000
Prepaid expenses		62,859
Fixed assets, net		21,608
TOTAL ASSETS	$	2,814,093

LIABILITIES AND EQUITY

Commissions payable	$	314,911
Accounts payable		227,492
Accrued expenses		192,817
TOTAL LIABILITIES		735,220
Commitments and contingencies		-
TOTAL MEMBER'S EQUITY		2,078,873
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,814,093

See accompanying notes to financial statements.

CommunityAmerica Financial Solutions, LLC

Notes to Financial Statements

(1) Nature of Organization

CommunityAmerica Financial Solutions, LLC (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas and Missouri. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporations (SIPC).

The Company was formed for the purpose of providing investment services, including sales of equities, corporate debt, mutual funds, U.S. government and municipal securities. The Company is also engaged in sales of life insurance and annuities, brokered certificate of deposits and financial planning and advisory services.

The Company was formed in Missouri on November 5, 2001 operating as a division of CommunityAmerica Credit Union (CACU), a state chartered natural person credit union, and the ultimate parent of the Company. However, the Company, a single member limited liability company, did not begin principal operations until regulatory approval as a registered broker and dealer was received by the SEC and FINRA in April 2014. The Company's initial capital contributions were received in 2013 by CommunityAmerica CUSO One, LLC (a subsidiary of CACU). Pursuant to the Company's articles of organization, the Company will exist for nearly thirty years, expiring January 1, 2031. The Company derives the majority of revenue from referrals and relationships with CACU as the majority of the Company's customers are also members of CACU. Therefore, a change in ownership, operating structure, or membership of CACU could have a significant adverse impact on the Company's operations.

The Company entered in to an agreement with CUSO Financial Services, LP (CFS) in October 2013 to utilize the clearing technology and client support services of CFS and CFS's clearing firm – Pershing, LLC (Pershing). The Company's ultimate parent owns a minority limited partnership interest in CFS. The Company clears all transactions for its customers on a fully-disclosed basis with Pershing, who carries all customers' accounts and maintains the related records. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934 and accordingly, is exempt from the remaining provisions of that rule.

(2) Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States (GAAP), as established by the Financial Accounting Standards Board (FASB), and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company, at times, maintains cash deposits in excess of federally insured limits. At December 31, 2016, the Company's uninsured cash balances totaled $1,595,314. Management monitors the soundness of these financial institutions and believes the Company's risk is negligible.

As of December 31, 2016, the Company held cash deposits at CACU totaling $1,845,314.

Income Taxes - The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes. At December 31, 2016, the Company believes it has

retained its' non-taxable status, and therefore does not have any uncertain tax positions which did not meet the more likely than not measurement threshold. The current and prior three tax years remain subject to examination by U.S. federal and most state tax authorities.

Recent Accounting Pronouncements - In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, "*Revenue from Contracts with Customers*" (ASU 2014-09). This comprehensive new revenue recognition standard will supersede all existing revenue recognition guidance. The core principle of the standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. ASU 2014-09, as deferred one year by ASU 2015-14, is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and allows for either full retrospective or modified retrospective adoption with early adoption being prohibited. The Company is currently assessing the future impact this standard may have on its financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, *"Leases" (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 25, 2018. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's Statement of Financial Condition.

(3) Related Party Transactions

The Company operations are highly dependent on its relationship with CACU, the parent. Substantially all revenues are earned from referrals of CACU's members to the Company and certain expenses result directly from agreements with CACU. On September 20, 2013, the Company entered into an expense sharing agreement with CACU that provides for the reimbursement of certain expenses incurred by CACU that are allocable to, and therefore, paid by the Company, including accounting, human resource, technology and general overhead expenses. A payable to the parent companies with a balance of $101,797 as of December 31, 2016 is included in accounts payable on the statement of financial condition.

The Company leases space from CACU on an annual basis at a fixed rate cost per occupied square foot as set forth in the expense sharing agreement. The lease is renewed annually and lease expense may change based on the occupied square footage. Lease expense is included in office occupancy and administration in the statement of operations.

Other relationships include deposits of cash with CACU and participation in a retirement plan sponsored by CACU, as described below. In addition, registered representatives of CAFS are occasionally advanced commissions in the form of a draw, which is repaid through earned income in subsequent months. As of

December 31, 2016, the aggregate amount of employee draws outstanding was $27,926, which is included in other receivables on the statement of financial condition.

(4) Notes Receivable

The Company may extend loans to its financial advisor employees as a recruiting tool during the hiring process. The notes are structured in the form of retention loans, and include terms such as; unsecured, non-interest-bearing, and interest bearing loans (between 5 and 13%) and various terms which allow for forgiveness of the outstanding balances if certain service or performance conditions are achieved by the financial advisors. Notes with an unamortized balance of $200,000 as of December 31, 2016 included terms of full forgiveness upon attainment of various revenue benchmarks. The benchmarks may be achieved over the next two years.

(5) Retirement Plan

Employees participate in a qualified, defined contribution retirement plan sponsored by CACU. In order to be eligible to participate, an employee must be employed by the Company for a period of one year or more, and work at least 1,000 hours per year. Contributions to the plan are funded by employee contributions with the Company matching 100% of the employee's contribution on the first 6% of the employee's contribution. The Company may also make a discretionary employer contribution. Accrued contributions of $88,094 as of December 31, 2016 are included accrued expenses in the statement of financial condition.

(6) Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Concentrations, Credit Risk and Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company does not open or establish accounts on behalf of its customer and does not clear its own securities and futures transactions. The customer has pre-established securities and/or futures accounts with a clearing broker for this purpose. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information. When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk. As such, any risk associated with concentration of credit is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

(7) Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $50,000 or 6 2/3% of aggregate indebtedness. Employee advances, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1.

At December 31, 2016, the Company had net regulatory capital of $368,035, which was $318,035 in excess of the required net capital of $50,000. Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of December 31, 2016 the ratio of aggregate indebtedness to net capital for the Company was 2 to 1.

(9) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.